November 25, 2024

Paul Weibel
Chief Executive Officer
5E Advanced Materials, Inc.
9329 Mariposa Road, Suite 210
Hesperia, CA 92344

       Re: 5E Advanced Materials, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed November 1, 2024
           File No. 001-41279
Dear Paul Weibel:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Proposal Seven
To Approve a Potential Future Private Offering, page 53

1. We note your disclosure that the aggregate number of shares issued (or issuable) in future offerings will not exceed 40,000,000 shares of common stock. We also note that 68,883,030 shares of common stock are outstanding as of 10/28/24. Please revise to provide a more detailed discussion of the potential dilutive impact(s) that could occur if all 40,000,000 shares of common stock are issued in such private offering(s), including illustrative examples as appropriate.
2. Please expand your discussion to provide further clarification of the reasons that you are seeking authorization of the potential future private issuance on the terms described, as well as the relevant timing concerns which would necessitate that the transaction occur within three months. Please also state affirmatively whether any further authorization of the securities issuance will be solicitated from shareholders prior to issuance. Refer to Item 11(c) of Schedule 14A.
 November 25, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cheryl Brown at 202-551-3905 or Daniel Morris at 202-551-3314 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Drew Capurro